UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): February 2, 2005

THE CLOROX COMPANY
(Exact name of registrant as specified in its charter)

Delaware
(State or other
jurisdiction of
incorporation or
organization)

1-07151	**31-0595760**
(Commission File Number)	(I.R.S. Employer Identification No.)

1221 Broadway, Oakland, California 94612-1888
(Address of principal executive offices)   (Zip code)

(510) 271-7000
(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2.)

[ ] Written communications pursuant to Rule 425 Under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 8.01 OTHER EVENTS

On November 22, 2004, The Clorox Company (the "Company") filed a report on Form 8-K announcing the completion of a transaction (the "Transaction") with Henkel KGaA and HC Investments, Inc. (collectively referred to as "Henkel") pursuant to a Share Exchange Agreement (the "Agreement"). Pro forma financial information reflecting the Transaction was set forth in the Form 8-K as an exhibit to the Form 8-K.

On February 2, 2005, The Clorox Company issued a press release with respect to its announcement of a change in accounting treatment of the impact of the Transaction, a copy of which is attached as Exhibit 99-1.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS

Exhibit Number	Title
99-1	The Clorox Company press release of February 2, 2005 with respect to the Transaction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE CLOROX COMPANY

Date: February 2, 2005   By: /s/ LAURA STEIN
                                                    Laura Stein
                                                    Senior Vice President –
                                                    General Counsel

EXHIBIT INDEX

Exhibit Number	Title
99-1	Press Release dated February 2, 2005.